FORM U-3A-2

File No. 69-248

SECURITIES & EXCHANGE COMMISSION
Washington, D.C.

Statement by Holding Company Claiming Exemption
Under Rule U-3A-2 from the Provisions of the
Public Utility Holding Company Act of 1935

SOUTHWESTERN ENERGY COMPANY hereby files with the Securities & Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

    Southwestern Energy Company, an Arkansas corporation, is located at 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032. Southwestern Energy Company is a holding company with eight direct, wholly-owned subsidiaries. (1) Arkansas Western Gas Company, an Arkansas utility; (2) SEECO, Inc., a natural gas exploration and production company with offices in Arkansas; (3) Southwestern Energy Production Company, an oil and gas exploration and production company with offices in Texas and Arkansas; (4) Diamond "M" Production Company, an oil and natural gas exploration and production company with offices in Texas; (5) Southwestern Energy Services Company, a gas marketing company with offices in Oklahoma; (6) Southwestern Energy Pipeline Company, which holds a minority interest in the NOARK Pipeline System Limited Partnership (an interstate natural gas pipeline in Arkansas and Oklahoma); (7) A. W. Realty Company, a real estate holding company with offices in Arkansas; and (8) DeSoto Gathering Company, L.L.C., a newly formed entity which has no operations. The Claimant's indirect subsidiaries are: Overton Partners, L.L.C., which owns a majority interest in Overton Partners, L.P., a Texas limited partnership, and has offices in Texas; PV Exploration Company, a wholly owned subsidiary of SEECO, Inc., with offices in Arkansas that explores for natural gas; Certified Title Company, a wholly owned subsidiary of SEECO, Inc., with offices in Arkansas that performs title services; Arkansas Gas Gathering Company, a wholly owned subsidiary of SEECO, Inc., is currently inactive.

    The main location of Arkansas Western Gas Company is 1001 Sain Street, Fayetteville, Arkansas 72703. The main location of SEECO, Inc., Arkansas Gas Gathering Company, A. W. Realty Company, Overton Partners, L.L.C., and Overton Partners, L.P. is 1083 Sain Street, Fayetteville, Arkansas 72703. The main location of Southwestern Energy Production Company and Diamond "M" Production Company is 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032. The main location of Southwestern Energy Services Company and Southwestern Energy Pipeline Company is 5314 South Yale, Suite 710, Tulsa, Oklahoma 74135. The main location of PV Exploration Company is 1083 Sain Street, Fayetteville, Arkansas 72703. The main location of Certified Title Company is 1083 Sain Street, Fayetteville, Arkansas 72703.

    All of the Claimant's subsidiaries, with the exception of Diamond "M" Production Company, Overton Partners, L.P., Overton Partners, L.L.C., and DeSoto Gathering Company, L.L.C., are Arkansas corporations with Southwestern Energy Production Company being authorized to do business in Oklahoma, Texas, Colorado, Wyoming, Louisiana, North Dakota, South Dakota, Kansas, New Mexico, Mississippi and Nebraska. SEECO, Inc., has authority to operate only in Arkansas. Arkansas Western Gas Company is also authorized to do business in Missouri, although it sold all of its Missouri operations effective May 31, 2000. Southwestern Energy Pipeline Company is also authorized to do business in Oklahoma. Southwestern Energy Services Company is also authorized to do business in Oklahoma, Louisiana and Texas. Diamond "M" Production Company is a Delaware corporation authorized to do business in Texas. Overton Partners, L.L.C., is an Arkansas limited liability company authorized to do business in Arkansas and Texas. Overton Partners, L.P., is a Texas limited partnership authorized to do business in Texas. DeSoto Gathering Company, L.L.C., is an Arkansas limited liability company authorized to do business in Arkansas.

    Arkansas Western Gas Company (AWG), Claimant's only public utility subsidiary, operates 5,416 miles of pipeline. This system is located entirely within the state of Arkansas and includes a gathering and storage system with 392 miles of pipeline, 1,032 miles of transmission pipeline and 3,992 miles of distribution pipeline.

    AWG's northwest Arkansas gas utility system gathers its primary gas supply in Arkansas from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale and Rogers. AWG's service area also extends to the Harrison and Mountain Home areas. The section of the AWG system serving Harrison and Mountain Home receives a portion of its gas supply from a lateral line off of the Ozark Pipeline System.

    AWG's northeast Arkansas gas utility system obtains its primary gas supply from interstate pipelines. Through its northeast Arkansas gas utility system, AWG provides distribution of natural gas to the major communities of Blytheville, Piggott and Osceola.

    (a) Arkansas Western Gas Company made retail natural gas sales of 15,490,389 Mcf for the 12 months ended December 31, 2004.

    (b) None.

    (c) None.

    (d) Arkansas Western Gas Company purchased 4,129,110 Mcf of natural gas outside the state of Arkansas.

    The Claimant does not hold a direct or indirect interest in any EWG or foreign utility company.

EXHIBIT A

Consolidating Statements of Income and Surplus along with Consolidating Balance Sheets for the year ended December 31, 2004.

EXHIBIT B

The Claimant holds no direct or indirect interest in any EWG or foreign utility company.

The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

SOUTHWESTERN ENERGY COMPANY

By: /s/ GREG D. KERLEY
Greg D. Kerley
Executive Vice President
and Chief Financial Officer

ATTEST:

By: /s/ MARK K. BOLING
Mark K. Boling
Secretary

Notices and correspondence concerning this statement should be addressed to:

Greg D. Kerley, Executive Vice President and Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 300
Houston, Texas 77032

	SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
	CONSOLIDATING STATEMENT OF INCOME
	FOR THE YEAR ENDED DECEMBER 31, 2004
	(in thousands)

				Southwestern	Diamond						Southwestern	Southwestern
	Southwestern	Arkansas		Energy	"M"	Overton	Overton	PV	Certified	A.W.	Energy	Energy
	Energy	Western Gas		Production	Production	Partners	Partners	Exploration	Title	Realty	Pipeline	Services
	Company	Company	SEECO, Inc.	Company	Company	L.P.	L.L.C.	Company	Company	Company	Company	Company	Eliminations		Consolidated

Operating Revenues:
Gas sales	$-	$145,521	$81,315	$175,429	$180	$6,019	$-	$-	$-	$-	$-	$-	$(33,004)	(a)	$375,460
Gas marketing	-	-	-	-	-	-	-	-	-	-	-	314,977	(249,850)	(a)	65,127
Oil sales	-	-	-	15,232	3,994	235	-	-	-	-	-	-	-		19,461
Gas transportation	-	4,950	-	-	-	-	-	-	-	-	-	-	-		4,950
Other	-	1,978	4,506	-	14	-	-	-	-	6,249	-	-	(608)	(b)	12,139
	-	152,449	85,821	190,661	4,188	6,254	-	-	-	6,249	-	314,977	(283,462)		477,137

Operating Costs and Expenses:
Gas purchases - utility	-	97,274	-	-	-	-	-	-	-	-	-	-	(32,963)	(a) (b)	64,311
Gas purchases - marketing	-	-	-	-	-	-	-	-	-	-	-	310,654	(249,850)	(a)	60,804
Operating and general	-	37,457	11,301	26,425	2,018	537	-	-	40	77	130	994	(748)	(b)	78,231
Depreciation, depletion and
amortization	-	6,592	21,292	43,685	792	1,111	-	-	44	90	1	67	-		73,674
Taxes, other than income	-	2,610	1,320	13,443	235	93	-	-	3	9	6	111	-		17,830
	-	143,933	33,913	83,553	3,045	1,741	-	-	87	176	137	311,826	(283,561)		294,850
Operating Income (Loss)	-	8,516	51,908	107,108	1,143	4,513	-	-	(87)	6,073	(137)	3,151	99		182,287

Interest Expense:
Interest on long-term debt	18,335	-	-	-	-	-	-	-	-	-	-	-	-		18,335
Intercompany interest	(11,936)	4,237	1,639	5,252	(238)	-	152	-	-	(255)	800	349	-		-
Other interest charges	1,198	231	6	25	-	-	-	-	-	-	-	1	-		1,461
Interest capitalized	-	(7)	(1,475)	(1,322)	-	-	-	-	-	-	-	-	-		(2,804)
	7,597	4,461	170	3,955	(238)	-	152	-	-	(255)	800	350	-		16,992

Other Income (Expense)	92	33	26	11	-	-	-	(1)	-	9	(433)	-	(99)	(b) (c)	(362)

Minority Interest - Partnership	-	-	-	(1,579)	-	-	-	-	-	-	-	-	-		(1,579)

Income (Loss) before Provision (Benefit)
for Income Taxes	(7,505)	4,088	51,764	101,585	1,381	4,513	(152)	(1)	(87)	6,337	(1,370)	2,801	-		163,354

Provision (Benefit) for Income Taxes	(2,610)	1,471	20,304	37,175	484	-	-	-	(34)	2,485	(520)	1,023	-		59,778

Net Income (Loss)	$(4,895)	$2,617	$31,460	$64,410	$897	$4,513	$(152)	$(1)	$(53)	$3,852	$(850)	$1,778	$-		$103,576

(a) To eliminate intercompany sales and purchases.
(b) To eliminate intercompany income and expense items.
(c) To eliminate intercompany dividends.

	SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
	CONSOLIDATING BALANCE SHEET
	DECEMBER 31, 2004
	(in thousands)

				Southwestern	Diamond						Southwestern	Southwestern
	Southwestern	Arkansas		Energy	"M"	Overton	Overton	PV	Certified	A.W.	Energy	Energy
	Energy	Western Gas		Production	Production	Partners	Partners	Exploration	Title	Realty	Pipeline	Services
	Company	Company	SEECO, Inc.	Company	Company	L.P.	L.L.C.	Company	Company	Company	Company	Company	Eliminations		Consolidated
Assets

Current Assets:
Cash	$2,245	$668	$(699)	$(1,564)	$-	$585	$-	$-	$-	$-	$-	$-	$-		$1,235
Accounts receivable	150	34,918	3,747	16,155	489	974	763	2	-	-	-	29,070	-		86,268
Intercompany accounts receivable	148,942	-	(35,222)	(104,048)	4,481	-	(676)	-	(481)	9,144	(14,416)	(7,724)	-		-
Inventories, at average cost	-	15,181	16,495	572	-	-	-	-	-	-	-	-	-		32,248
Hedging asset	-	-	1,205	-	-	-	-	-	-	-	-	-	-		1,205
Other	3,826	2,207	3,852	14	(1)	-	-	-	-	-	-	131	-		10,029
Total Current Assets	155,163	52,974	(10,622)	(88,871)	4,969	1,559	87	2	(481)	9,144	(14,416)	21,477	-		130,985

Investments:
Investment in subsidiaries, at cost	427,311	-	-	-	-	-	-	-	-	-	-	-	(427,311)	(e)	-
Other	-	-	-	1,553	-	-	(1,552)	-	-	49	15,416	-	(1)	(d)	15,465
	427,311	-	-	1,553	-	-	(1,552)	-	-	49	15,416	-	(427,312)		15,465

Property, Plant and Equipment:
Oil and gas properties, using the
full cost method	-	-	423,700	1,023,314	7,610	28,454	-	313	433	-	-	-	-		1,483,824
Gas utility system	-	207,447	-	-	-	-	-	-	-	-	-	-	-		207,447
Gas in underground storage	-	18,905	13,349	-	-	-	-	-	-	-	-	-	-		32,254
Other	21,619	1,794	3,544	6,051	68	-	-	-	7	4,337	-	400	-		37,820
	21,619	228,146	440,593	1,029,365	7,678	28,454	-	313	440	4,337	-	400	-		1,761,345
Less - Accumulated depreciation,
depletion and amortization	12,776	98,899	226,730	422,062	7,917	7,153	-	-	44	1,249	-	359	-		777,189
	8,843	129,247	213,863	607,303	(239)	21,301	-	313	396	3,088	-	41	-		984,156

Other Assets	8,584	1,992	4,357	605	-	-	-	-	-	-	-	-	-		15,538

	$599,901	$184,213	$207,598	$520,590	$4,730	$22,860	$(1,465)	$315	$(85)	$12,281	$1,000	$21,518	$(427,312)		$1,146,144

(d) To eliminate intercompany amounts related to Overton Partners, L.P. activity.
(e) To eliminate investments in subsidiaries.

	SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
	CONSOLIDATING BALANCE SHEET
	DECEMBER 31, 2004
	(in thousands)

				Southwestern	Diamond						Southwestern	Southwestern
	Southwestern	Arkansas		Energy	"M"	Overton	Overton	PV	Certified	A.W.	Energy	Energy
	Energy	Western Gas		Production	Production	Partners	Partners	Exploration	Title	Realty	Pipeline	Services
	Company	Company	SEECO, Inc.	Company	Company	L.P.	L.L.C.	Company	Company	Company	Company	Company	Eliminations		Consolidated
Liabilities & Shareholders' Equity

Current Liabilities:
Accounts payable	$28,069	$5,209	$10,578	$29,217	$-	$1,172	$-	$-	$-	$-	$-	$7,341	$-		$81,586
Taxes payable	1,480	3,095	1,017	1,736	-	-	-	-	-	44	-	1,961	-		9,333
Interest payable	2,284	50	-	-	-	-	-	-	-	-	-	-	-		2,334
Hedging liability	-	1,439	28,447	-	-	-	-	-	-	-	-	-	-		29,886
Deferred gas purchases	-	1,412	-	-	-	-	-	-	-	-	-	-	-		1,412
Customer deposits	-	5,903	-	-	-	-	-	-	-	-	-	-	-		5,903
Other	460	1,095	-	1,504	-	-	-	-	3	-	-	184	-		3,246
Total Current Liabilities	32,293	18,203	40,042	32,457	-	1,172	-	-	3	44	-	9,486	-		133,700

Long-Term Debt, less current portion	325,000	74,002	-	-	-	-	-	-	-	-	-	-	(74,002)	(e)	325,000

Other Liabilities:
Deferred income taxes	(14,507)	23,975	38,214	141,846	(853)	-	-	-	(34)	2,925	10,563	1,024	-		203,153
Deferred investment tax credits	-	843	-	-	-	-	-	-	-	-	-	-	-		843
Long-term hedging liability	-	-	5,798	-	-	-	-	-	-	-	-	-	-		5,798
Other	5,513	819	3,396	8,386	-	-	-	-	-	-	-	-	-		18,114
	(8,994)	25,637	47,408	150,232	(853)	-	-	-	(34)	2,925	10,563	1,024	-		227,908

Minority Interest - Partnership	-	-	-	11,859	-	-	-	-	-	-	-	-	-		11,859

Shareholders' Equity
Common stock	3,724	24,214	8,244	1	-	-	2	-	(1)	1	2	-	(32,464)	(e)	3,723
Additional paid-in-capital	128,743	29,000	21,684	253,556	7,001	-	-	316	-	1,727	7,572	-	(320,846)	(e)	128,753
Retained earnings	135,625	13,157	109,145	76,464	(1,418)	17,554	(1,467)	(1)	(53)	7,584	(17,137)	11,008	-		350,461
Partnership capital	-	-	-	(4,134)	-	4,134	-	-	-	-	-	-	-		-
Other comprehensive income	(1,046)	-	(18,925)	155	-	-	-	-	-	-	-	-	-		(19,816)
Common stock in treasury, at cost	(9,156)	-	-	-	-	-	-	-	-	-	-	-	-		(9,156)
Unamortized cost of restricted shares
issued under stock incentive plan	(6,288)	-	-	-	-	-	-	-	-	-	-	-	-		(6,288)
	251,602	66,371	120,148	326,042	5,583	21,688	(1,465)	315	(54)	9,312	(9,563)	11,008	(353,310)		447,677

	$599,901	$184,213	$207,598	$520,590	$4,730	$22,860	$(1,465)	$315	$(85)	$12,281	$1,000	$21,518	$(427,312)		$1,146,144

(d) To eliminate intercompany amounts related to Overton Partners, L.P. activity.
(e) To eliminate investments in subsidiaries.

	SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
	CONSOLIDATING STATEMENT OF RETAINED EARNINGS
	FOR THE YEAR ENDED DECEMBER 31, 2004
	(in thousands)

				Southwestern	Diamond						Southwestern	Southwestern
	Southwestern	Arkansas		Energy	"M"	Overton	Overton	PV	Certified	A.W.	Energy	Energy
	Energy	Western Gas		Production	Production	Partners	Partners	Exploration	Title	Realty	Pipeline	Services
	Company	Company	SEECO, Inc.	Company	Company	L.P.	L.L.C.	Company	Company	Company	Company	Company	Eliminations	Consolidated

Retained Earnings, beginning of year	$140,520	$10,540	$77,685	$12,054	$(2,315)	$13,041	$(1,315)	$-	$-	$3,732	$(16,287)	$9,230	$-	$246,885

Net income (loss)	(4,895)	2,617	31,460	64,410	897	4,513	(152)	(1)	(53)	3,852	(850)	1,778	-	103,576

Cash dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Retained Earnings, end of year	$135,625	$13,157	$109,145	$76,464	$(1,418)	$17,554	$(1,467)	$(1)	$(53)	$7,584	$(17,137)	$11,008	$-	$350,461